Exhibit 99.1

China Ceramics Regains Compliance with Nasdaq Listing Rules - Trading to Resume on the Nasdaq Global Market on Thursday, August 7, 2014

JINJIANG, China, Aug. 6, 2014 /PRNewswire/ -- China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) ("China Ceramics" or the "Company"), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced that on August 5, 2014, the NASDAQ Listing Qualifications staff notified the Company that, following the Company's filing of the Annual Report on Form 20-F for the fiscal year ended December 31, 2013, the Company regained compliance with the terms of the NASDAQ's continued listing requirements.

The Company has been informed by the NASDAQ Listing Qualification staff that trading will resume on Thursday, August 7, 2014.

Mr. Jiadong Huang, the Company's Chief Executive Officer, commenting on the notification, said, "Regaining compliance with NASDAQ's continued listing requirements and the resumption of trading in our securities on the Nasdaq Global Market are significant achievements for the Company and our shareholders. With this issue behind us, the Company's management will continue to pursue its objectives of strengthening the Company's core business and maximizing shareholder value."

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the "Hengda" or "HD", "Hengdeli" or "HDL", the "TOERTO" and "WULIQIAO" brands, and the "Pottery Capital of Tang Dynasty" brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849